Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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jgallant@graubard.com

May 15, 2013

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, DC 20549

Attention: Pamela A. Long

Re:	Plastec Technologies, Ltd.
Registration Statement on Form F-1
Filed November 30, 2012
File No. 333-185212

Dear Ms. Long:

On behalf of Plastec Technologies, Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 10, 2013, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Asia Timmons-Pierce of your office.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form F-1/A filed March 27, 2013

Risk Factors, page 5

1.	We have read your response to comment 5 in our letter dated December 28, 2012. For the purposes of the test in Rule 5-04(c), restricted net assets also refers to the registrant’s proportionate share of net assets of the consolidated subsidiaries that may not be transferred to the parent company as of the end of the fiscal year. In this regard, please explain whether you have included amounts deposited in PRC financial institutions and/or denominated in RMB in your calculation of restricted net assets. We note your disclosure on page 8 that “In accordance with the existing foreign exchange regulations in China, our PRC subsidiaries are able to pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements.” Please tell us if these procedures include obtaining consent from the government, a regulatory agency, etc. As you have also stated therein, the RMB is not a freely convertible currency and the PRC government regulates conversion between RMB and foreign currencies.

Securities and Exchange Commission

May 15, 2013

With respect to the first part of the Staff’s comment, the Company confirms that amounts deposited in PRC financial institutions and/or denominated in RMB were included in the calculation of restricted net assets.

With respect to the second part of the Staff’s comment, the procedures referred to above do not include obtaining prior consent from the PRC government or any governmental regulatory agency or similar body. As stated in the Registration Statement, over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts. Most recently amended on August 1, 2008, the Regulation of Foreign Exchange Administration of the PRC has provided that RMBs converted to foreign currencies are not restricted for current account items, such as trade-related receipts and payments, interest and dividends. Accordingly, service debts, as belonging to current-account items, may be remitted in foreign currencies without prior consent from the relevant foreign exchange administration authorities. Additionally, the dividends to be payable in foreign currency and subsequently transferred out of the PRC do not require prior consent from the relevant foreign exchange administration authorities. However, the foregoing transactions or the payment of dividends remain subject to completing the required formalities with each banking institution in accordance with the relevant regulations promulgated by the PRC State Administration of Foreign Exchange following the release of funds.

Management’s Discussion and Analysis, page 26

2.	We have read your response to comment 10 in our letter dated December 28, 2012 and note the disclosures made on pages 52-54 relating to the Dongguan Sun Line and Shenzhen Broadway Processing Agreements. You have stated on page 53 that you “no longer rely on the PRC counterparties to processing agreements for the operation of our Dongguan or Shenzhen operations.” However, in your description of the material terms of each Processing Agreement, we note the following:

•	The PRC counterparty, among other things, assists Sun Line (HK) in managing the daily operations of the Sun Line Factory; and

•	The PRC counterparty, among other things, provides manufacturing labor to the Broadway Industrial venture, as well as providing its factory manager, finance officer, warehouse personnel and other factory administrative personnel.

Securities and Exchange Commission

May 15, 2013

Please help us understand the nature of each PRC counterparty, and explain to us how it is appropriate that you have consolidated these ventures given the apparent extent of the PRC counterparties’ role in the day-to-day operations of both ventures.

As discussed with the Staff, the processing agreement for the Shenzhen Factory expired on December 31, 2012 and the Company has not renewed the agreement. The Company recently created a new wholly foreign-owned enterprise to take over all of the Shenzhen Factory operations. Additionally, while the processing agreement for the Dongguan Factory is still technically in effect and won’t expire until November 2013, such agreement has been rendered ineffective since the Company has merged the Dongguan operations into an existing wholly foreign-owned enterprise subsidiary in the PRC that has assumed all operations of the Dongguan Factory. Accordingly, the Company no longer relies on the PRC counterparties in any way for the operation of the Company’s Dongguan or Shenzhen operations. The foregoing information is indicated on pages 54 and 55 of the Registration Statement. We therefore respectfully believe no revision to the disclosure is necessary in response to this comment.

Warrants, page 72

3.	We note your response to our prior comment 31, in which we asked that you describe the material terms of the warrants rather than refer investors to the warrant agreement filed with your IPO. In response you have added disclosure that the description of the warrants is qualified by reference to the exhibit. Note that Rule 411(a) of Regulation C permits qualification of information inside the prospectus by reference to information outside the prospectus where this is specifically contemplated by the form. Therefore, please remove the qualification of your description of the warrants and ensure that all material terms are disclosed.

We have removed the above-referenced qualification as requested. All material terms of the warrants are disclosed in the Registration Statement.

Interim Financial Statements, page F-27

4.	As it is nine months after the end of the last audited financial year, please amend to provide interim financial statements covering at least the first six months of the transition period. Please confirm you intend to provide audited financial statements for the transition period ending December 31, 2012, within four months after that date.

The Registration Statement has been updated to include the Company’s audited financial statements as of December 31, 2012, which such financials have been separately included in the Company’s Form 20-F transition report filed April 30, 2013.

Securities and Exchange Commission

May 15, 2013

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:      Ho Leung Ning